FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2005

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	395,925	29,797,579
Replenishment	21,831	1,951,849
Repurchased	(7,701)	(679,118)
Redemptions	(12,378)	(1,134,406)
Losses	(31)	(48)
Capitalised Interest	0	4,540	( * see below )
Other Movements	0	0
Carried Forward	397,646	29,940,396

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,054,758	81,769,197
Repurchased	(324,714)	(23,825,722)
Redemptions	(446,855)	(34,518,616)
Losses	(734)	(1,126)
Capitalised Interest	0	117,449	( * see above )
Other Movements	0	0
Carried Forward	397,646	29,940,396

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	6.09%	52.93%	( including
3 Month	15.70%	49.51%	redemptions and
12 Month	44.47%	44.47%	repurchases )

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	34.99	months
Weighted Average Loan size	£75,294.10
Weighted Average LTV	67.97%	*** (see below)
Weighted Average Indexed LTV	54.30%	using Halifax House Price Index
Weighted Average Indexed LTV	53.35%	using Nationwide House Price Index
Weighted Average Remaining Term	18.11	Years

Product Type Analysis	£000's	%
Variable Rate	9,365,356	31.28%
Fixed Rate	5,356,337	17.89%
Tracker Rate	15,218,703	50.83%
	29,940,396	100.00%

As at 08 September 2005 approximately 10.38% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	5,290,468	17.67%
Interest Only	5,452,146	18.21%
Repayment	19,197,782	64.12%
	29,940,396	100.00%

As at 08 September 2005 approximately 16.25% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	21,392,413	71.45%
Remortgage	8,547,983	28.55%
	29,940,396	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,511	1,159,258	3.87%
East Midlands	21,826	1,431,561	4.78%
Greater London	67,167	6,502,007	21.72%
North	17,239	954,602	3.19%
North West	44,995	2,730,968	9.12%
Scotland	26,271	1,493,599	4.99%
South East	102,047	9,082,607	30.34%
South West	31,315	2,352,045	7.86%
Wales	18,597	1,072,950	3.58%
West Midlands	26,602	1,720,229	5.75%
Yorkshire and Humberside	24,681	1,426,010	4.76%
Unknown	395	14,560	0.05%
Total	397,646	29,940,396	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	19,527	818,354	2.73%
25.01 - 50.00	86,514	5,322,417	17.78%
50.01 - 75.00	150,525	12,459,747	41.62%
75.01 - 80.00	19,645	1,691,486	5.65%
80.01 - 85.00	24,025	2,171,235	7.25%
85.01 - 90.00	42,555	3,907,880	13.05%
90.01 - 95.00	54,855	3,569,277	11.92%
Total	397,646	29,940,396	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	386,263	29,028,552	(3,609)	96.99%
1.00 - 1.99 months	5,977	500,225	4,014	1.67%
2.00 - 2.99 months	2,338	172,329	2,663	0.58%
3.00 - 3.99 months	1,197	88,830	1,959	0.30%
4.00 - 4.99 months	602	45,796	1,285	0.15%
5.00 - 5.99 months	340	25,621	897	0.09%
6.00 -11.99 months	681	50,346	2,556	0.17%
12 months and over	78	5,231	503	0.02%
Properties in Possession	170	12,104	1,094	0.04%
Total	397,646	29,929,034	11,362	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	11,843,722	17,953,857
Replenishment of Assets	0	1,951,849
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,813,524)
Allocation of Losses	(19)	(29)
Share of Capitalised Interest	1,805	2,735
Payment Re Capitalised Interest	(1,805)	1,805
Balance Carried Forward	11,843,703	18,096,693

Carried Forward Percentage	39.55760%	60.44240%

Minimum Seller Share	1,403,147	4.69%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	177,960
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	177,960

Target Balance	177,960	payable on 17th October 2005

	177,960

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread *
Quarter to 15/07/05	0.2536%
Quarter to 15/04/05	0.2725%
Quarter to 15/01/05	0.3015%
Quarter to 15/10/04	0.5449%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/07/2005	£338,000,000.00	£0.00	£70,000,000.00
Required Amount as at 15/07/2005	£338,000,000.00	£0.00	£70,000,000.00
Percentage of Notes	2.81%	0.00%	0.58%

Properties in Possession

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	159	10,540
Repossessed in Period	36	5,478
Sold in Period	(25)	(3,914)
Carried Forward	170	12,104

	Cumulative
	Number	£000's
Repossessed to date	904	80,290
Sold to date	(734)	(68,186)
Carried Forward	170	12,104

Repossession Sales Information
Average time Possession to Sale	91	Days
Average arrears at time of Sale	£4,063

MIG Claim Status
	Number	£000's
MIG Claims made	199	1,396
MIG Claims outstanding	0	0

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes
Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$1,250,000,000	3.14063%	0.15%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	3.14063%	0.08%
Series 2 Class B	Holmes Financing No. 1	AA/Aa3/AA	$34,500,000	3.14063%	0.41%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.13800%	0.40%
Series 2 Class B	Holmes Financing No. 6	AA/Aa3/AA	$42,000,000	3.14063%	0.41%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	3.14063%	0.35%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	3.14063%	0.17%
Series 2 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	$45,000,000	3.14063%	1.15%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.13800%	1.45%
Series 2 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$71,000,000	3.14063%	1.45%
Series 2 Class C	Holmes Financing No. 7	BBB/Baa2/BBB	$63,750,000	3.14063%	0.80%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	3.14063%	0.72%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£500,000,000	4.93063%	0.24%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.13800%	0.24%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.13800%	0.24%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	3.14063%	0.23%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.13800%	0.15%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.93063%	0.23%
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.93063%	0.26%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.93063%	0.23%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.13800%	0.26%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	3.14063%	0.23%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.93063%	0.45%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.93063%	0.45%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.13800%	0.40%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	3.14063%	0.44%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.13800%	0.40%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.13800%	0.50%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.93063%	0.50%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.13800%	0.27%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.93063%	1.60%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.93063%	1.50%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.13800%	1.50%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	3.14063%	1.30%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.13800%	1.47%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.13800%	1.50%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.13800%	0.85%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.93063%	0.80%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.13800%	0.27%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	3.14063%	0.24%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.13800%	0.26%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.93063%	0.15%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.93063%	0.26%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	3.14063%	0.14%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.93063%	0.62%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.13800%	0.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.93063%	0.43%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	3.14063%	0.52%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.13800%	0.53%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.93063%	0.30%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.93063%	1.75%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.13800%	1.60%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.93063%	1.50%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	3.14063%	1.55%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.93063%	0.90%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.13800%	0.80%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.93063%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.93063%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.93063%	1.55%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
05Q3	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2005 to 08 September 2005

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 4 th October 2005	By / s / Karen Carson
(Authorised Signatory)